Exhibit 99.2

Medigus Ltd.

Operating and Financial Review as of June 30, 2022, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2022, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2021, and for the year then ended and related notes, which are embedded within our 2021 Form 20-F filed with the Securities and Exchange Commission on April 29, 2022, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Medigus. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Medigus with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Medigus to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Medigus, including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Medigus and its results of operations, as described in reports filed by Medigus with the Securities and Exchange Commission from time to time, including its Annual Report. Medigus does not assume any obligation to update these forward-looking statements.

The terms “Medigus,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Medigus Ltd. and its subsidiaries, unless the context otherwise requires.

Overview

Medical Activity Overview

Our MUSE™ System

We have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our product, the MUSE™ system for transoral fundoplication is a single use innovative device for the treatment of GERD disorder. The MUSE™ system is an endoscopic, incisionless solution that is used to perform a procedure as an alternative to a surgical fundoplication.

On June 3, 2019, we entered into the Golden Grand Agreement for the know-how licensing and sale of good relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. The final milestones will be completed, and the final installment paid upon completion of a MUSE™ assembly line in China. Due to COVID-19, the implementation of certain actions required to be achieved under the milestones have been delayed and expects to be completed during 2023.

Polyrizon Ltd. – Protective Biological Gels

Polyrizon Ltd. (“Polyrizon”) is a clinical development biotech company specializing on the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, as well as bacteria, allergens, and other toxins. Polyrizon’s proprietary Capture and Contain hydrogel platform is delivered in the form of nasal sprays and forms a thin gel-based protective shield containment barrier in the nasal cavity.

In July 2020, we entered into an ordinary share purchase agreement with Polyrizon, and on March 9, 2021 and on September 2, 2021 we increased our stakes in Polyrizon through additional investments, pursuant to such investments we currently own 37.03% of Polyrizon’s issued and outstanding capital on a fully diluted basis.

On January and May 2022, we entered into a Simple Agreements for Future Equity (“SAFE”) with Polyrizon and invested a total amount USD 313 thousand.

ClearMind Medicine, Inc. – Psychedelic Medicine

On February 8, 2022, we entered into a share purchase agreement with ClearMind Medicine, Inc. (“CleaqrMind”), following which we hold 5.02% of ClearMind’s share capital. ClearMind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including mental health, alcohol use disorder, binge eating and depression. ClearMind’s patent portfolio consists of four utility patent families, which includes seven approved patents and 13 pending applications.

Online Activity Overview

Gix Media Ltd. – Ad-Tech and Online Advertising

Gix Media Ltd. (“Gix Media”) operates in the field of software development, marketing, and distribution to internet users Gix Internet Ltd. (“Gix Internet”) recently announced its intention to focus its efforts on Gix Media, which is the primary source of Gix Internet’s revenues and operations, with a goal of expanding its product portfolio in the field of technological solutions for advertising and media. On June 19, 2019, we entered into a securities purchase agreement with Gix Internet and its subsidiary Gix Media (the “Investment Agreement”).

During 2021, we exercised our right to convert Gix’s Media shares into Gix shares under the Investment Agreement and purchased additional shares of Gix Internet. Between February 2022 to June 2022, we purchased additional shares of Gix Internet following we increased our holdings to 38.03% and gained control.

On October 14, 2021, Gix Media entered into a purchase agreement with Cortex Media Group Ltd. (“Cortex”), a media-content company, following which Gix Internet (through its holdings in Gix Media) obtained control of Cortex. As a result, Gix Internet consolidated Cortex’ financial statements as of October 14, 2021.

On June 21, 2022, following Gix Internet’s rights offering, which we participated in the amount of USD 1.5 million. As a result we increased our holding to 42.69%.

On September 18, 2022, 155,427 and 260,492 shares were issued to Gix Internet CEO and former chairmen of the Board of directors, respectively, Additionally, the General Meeting of Gix Internet shareholders approved to issue 400,000 options to four of Gix Internet directors. Following the issuance of shares our holdings in Gix Internet is 42.25%.

Eventer Technologies Ltd. – Online Event Management

Eventer Technologies Ltd. (“Eventer”) is a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Eventer seeks to tap the growing demand for enterprise and private online communication. As such, Eventer’s systems offer and enable advanced, user-friendly solutions for online events such as online concerts, enterprise events and online conferences, in addition to management and ticket sales for events carried out in offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events. Eventer’s revenues are derived from commissions from sales of tickets for online and offline events planned and managed through its platform. We hold 47.69% of Eventer’s share capital following an investment of $750 thousand on October 14, 2020, and an additional investment of $300 thousand on April 8, 2021 (the “Purchase Agreement”).

According to the Purchase Agreement, if during the twelve months following the closing of the Purchase Agreement, or March 25, 2022, Eventer shall not consummate an IPO, then the price per share shall be adjusted by issuance of additional shares. Until March 25, 2022, Eventer didn’t consummate an IPO, therefore, on May 25, 2022, Eventer issued additional shares to the Company and additional investors. As a result of such share issuance, our holding in Eventer decreased to 46.21%.

E-commerce Activity Overview

Jeffs’ Brands Ltd.

Jeffs’ Brands Ltd. (“Jeffs’ Brands”) is an e-commerce consumer products goods company, operating primarily on the Amazon platform. Jeffs’ Brands is the owner of Smart Repair Pro, Inc., (“Pro”), Purex, Corp., (“Purex”), and Top Rank Ltd. that operate online stores for the sale of various consumer products on the Amazon online marketplace. On October 8, 2020, we acquired 50.01% of Pro’s and 50.03% of Purex’ issued and outstanding share capital on a fully diluted a common stock purchase agreement with Pro, Purex and their respective stockholders, and Vicky Hacmon, through a combination of cash investments in the companies and acquisition of additional shares from the then current shareholders of the two companies in consideration for the Company’s restricted ADSs and a cash component. The Company agreed to invest an aggregate amount of $1,250 thousand in Pro and Purex, pay $150 thousand in cash consideration to the current stockholders, and issue up to $500 thousand worth of restricted ADSs to the current stockholders of Pro and Purex subject to EBITDA milestones. Following the achievement of such EBITDA results, the Company issued to the stockholders of Pro and Purex $71 thousand worth of restricted ADSs in June 2021.

On May 16, 2021, we entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeffs’ Brands Ltd., or Jeffs’ Brands, a newly incorporated entity, following which Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests (“As Pooling”). To date, we invested approximately USD 5.4 million in Jeffs’ Brands and hold 50.03% of its shares.

On February 18, 2022, Jeffs’ Brands, submitted a registration statement on Form F-1 to the SEC relating to a potential initial public offering of its ordinary shares in the United States.

On August 30, 2022, in connection with the Jeffs’ Brands initial public offering we purchased from Jeffs’ Brands 240,385 Units comprised of 240,385 Ordinary Shares and warrants to purchase up to 240,385 Ordinary Shares. Each Warrant has an exercise price of $4.04 per Ordinary Share, and is immediately exercisable and expires five years from the date of issuance. Following the IPO our holding decreased to 35.27%.

 Electric Vehicle Activity Overview

Charging Robotics Ltd.

Charging Robotics Ltd. (“Charging Robotics Ltd.”), our wholly owned subsidiary, which was incorporated on February 1, 2021, is a developer of an automatic wireless charging system for public parking lots. On January 7, 2021, we entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for $75 thousand.

During 2021, we invested total amount of $751 thousand in Charging Robotics.

Revoltz Ltd.

On February 19, 2021, we entered into a joint venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, for the purpose of developing and commercializing three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Pursuant to the terms of such agreement, Charging Robotics currently hold 19.99% of the issued and outstanding share capital of the Revoltz Ltd. (“Revoltz”).

On April 12, 2021, Charging Robotics invested $250 thousand in Revoltz.

On July 28, 2022, Charging Robotics entered into a convertible loan agreement with Revoltz pursuance to which Charging Robotics was required to invest an amount of USD 60 thousands in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics provided to Revoltz further lending of up to USD 340 thousands (the “Additional Amount”, and together with the Loan Principal, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law.

Other Activities

ScoutCam Inc.– Visualization and AI based solutions

We currently hold 27.02% of ScoutCam Inc. (“ScoutCam”), which is engaged in the development, production and marketing of innovative visual solutions composed of imaging equipment, cloud and software-based image processing (artificial intelligence (AI), machine learning (ML), and additional algorithm methodologies). Some of ScoutCam’s products that utilize its micro ScoutCam™ technology are used in medical procedures as well as various applications in other industries.

Automax Ltd.

We currently hold 6.46% of the outstanding share capital of Global Automax Ltd., (“Automax”) (formerly known as Matomy Media Group Ltd., or Matomy), a public company listed on the TASE.

On November 9, 2020, Matomy signed a binding agreement for a merger with Automax, and on March 24, 2021, the preconditions under the merger agreement were met to complete the merger. Following the closing of the merger, Automax’ shareholders held approximately 53% of the outstanding share capital of Matomy, which amount may increase to 73% if certain milestone achievements are met.

On December 31, 2020, as a result of exercise of Matomy’s option during the year, we held 24.92% of Matomy Media Group Ltd.

On January 19, 2021, and March 9, 2021, we sold 2,300,000 and 11,000,000 shares of Matomy Ltd., respectively. Subsequently, following such sales and the merger of Matomy with Automax, our aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. Following several purchases made through 2021, we currently hold 5.63% of Automax.

On March 6, 2022, we purchased 220 tradeable Automax bonds at a price of NIS 1 thousand per bond at a total amount of USD 70 thousands.

Elbit Imaging Ltd.

On June 14, 2021, we completed a number of transactions to purchase 460,409 ordinary shares of Elbit Imaging Ltd. (“Elbit Imaging”), representing 5.04% of its issued and outstanding share capital. We currently hold approximately 5.72 % of the outstanding share capital of Elbit Imaging.

Safee Cyber Technologies Ltd.

On October 13, 2021, we entered into a share purchase agreement with Safee Cyber Technologies Ltd., (“Safee”), a blockchain company, pursuant to which we invested $400 thousand in exchange for approximately 2.35% of Safee’s share capital on a fully diluted basis.

Parazero Technologies Ltd.

On February 4, 2022, we entered into a share purchase agreement with Parazero Technologies Ltd., (“Parazero”), a company which is engaged in the field of safety systems for drones, pursuant to which we invested $1.6 million in exchange for 40.35% of the outstanding share capital of Parazero’s share capital on a fully diluted basis. Between February 2022 to June 2022, we entered into several SAFE agreements pursuant to which we invested an additional amount totaled $521 thousand in Parazero.

Laminera Ltd.

On December 22, 2021, we purchased 6,355 shares of Laminera, which represent 11.18% of the issued and outstanding shares, for consideration of USD 126 thousand

On March 31, 2022 we entered into share purchase agreement with Laminera and invested USD 300 thousand in cash and USD 400 thousand in our shares. We currently hold 19.7% of Laminera issued and outstanding shares.

Revenues

Revenues for the six months ended June 30, 2022, were USD 34,959 thousand, an increase of USD 32,566 thousand, or 1,361%, compared to USD 2,393 thousand for the six months ended June 30, 2021.

The increase in revenues was primarily due to consolidation of Gix Internet revenues, for the period from February 28, 2022, till June 30, 2022 totaled USD 31,144 thousand.

Cost of revenues

Cost of revenues for the six months ended June 30, 2022, was USD 28,767 thousand, an increase of USD 26,978 thousand, or 1,508%, compared to cost of revenues of USD 1,789 thousand for the six months ended June 30, 2021. The increase is primarily due to the consolidation of Gix Internet for the period February 28, 2022, till June 30, 2022, totaled USD 26,533 thousand.

Gross Profit

Gross Profit for the six months ended June 30, 2022, was USD 6,192 thousand, an increase of USD 5,588 thousand, compared to gross loss of USD 604 thousand for the six months ended June 30, 2021.The increase in gross profit was primarily due to the consolidation of Gix Internet.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2022, were USD 2,047 thousand, an increase of USD 1,292 thousand, or 171%, compared to USD 755 thousand for the six months ended June 30, 2021. The increase was primarily due to the consolidation of Gix Internet commencing February 28, 2022, offset deconsolidation of ScoutCam commencing March 29, 2021.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2022, were USD 2,112 thousand, an increase of USD 1,488 thousand, or 238%, compared to USD 624 thousand for the six months ended June 30, 2021. The increase was primarily due to the consolidation of Gix Internet commencing February 28, 2022 and increase in advertising expenses of Eventer and Jeff Brands, offset the deconsolidation of ScoutCam in March 29, 2021.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2022, were USD 5,638 thousand, an increase of USD 1,221 thousand, or 28%, compared to USD 4,417 thousand for the six months ended June 30, 2021. The majority of the increase was due to the addition of Gix Internet consolidation, an increase in General and administrative expenses, related to options grants, of the Company and an increase in expenses, related to payroll and professional advisory, of Jeffs’ brands.

Net change in fair value of financial assets at fair value through profit or loss

For the six months ended June 30, 2022 the Company recognized a loss of USD 813 thousand from net change in fair value of these financial assets mainly due to expenses of USD 630 thousand from SciSparc Ltd. Shares, expenses of USD 460 thousand from Gix Internet Anti-dilution rights and USD 208 thousand from Maris shares, offset mainly with income of USD 507 thousand related to Laminera shares.

For the six months ended June 30, 2021, the Company recognized a gain of USD 583 thousand from net change in fair value of these financial assets mainly due to gain from Scoutcam warrants of USD 552 thousand and gain of USD 144 thousand from Automax shares and USD 43 from Elbit imaging shares offset mainly with loss of USD 153 thousand related to Gix Internet.

Share of net loss of associates accounted for using the equity method

As described above the investment in Gix Internet (until February 28, 2022), Polyrizon, Elbit imaging, Laminera (starting March 31, 2022), Parazero (starting February 28, 2022), Revoltz and ScoutCam are accounted for using the equity method. Share of net loss of accounted for using the equity method the Company recognized at six months ended June 30, 2022, was USD 1,910 thousand.

Operating loss

The Company incurred an operating Loss of USD 6,328 thousand for the six months ended June 30, 2022, an increase of USD 1,300 thousand or 26%, compared to operating loss of USD 5,028 thousand for the six months ended June 30, 2021. The increase was primarily due to an increase of share of net loss of associates accounted for using the equity method of USD 1,491 thousand and the increase of USD 1,396 thousand in net change in fair value of financial assets at fair value through profit or loss offset mainly by the consolidation of Gix Internet commencing February 28, 2022.

Gain upon loss of control in a subsidiary

The Company recognized USD 11,502 thousand gain upon loss of control of a subsidiary during the six months ended June 30, 2021.

Gain from initial recognition of assets and liabilities upon control obtained in an associate

The Company recognized USD 2,300 thousand gain upon initial recognition of assets and liabilities upon control obtained in Gix Internet during the six months ended June 30, 2022.

Gain from sale of investments

The Company recognized USD 68 thousands gain and USD 2,025 thousand gain for the six months ended June 30, 2022 and 2021, respectively. The gain derived from sale of short-term securities.

Change in Fair Value of Warrants Issued to Investors

Loss from change in the fair value of warrants issued to investors for the six months ended June 30, 2022, was USD 99 thousand compared to loss of USD 474 thousand for the six months ended June 30, 2021.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Loss for the period

The Company incurred loss of USD 4,748 thousand or negative USD 0.15 per basic and diluted ordinary share for the six months ended June 30, 2022, a decrease of USD 12,660 thousand, compared to a gain of USD 7,927 thousand or positive USD 0.02 per basic and USD 0.04 diluted ordinary share, for the six months ended June 30, 2021. The decrease was primarily due to gain in the six months ended June 30, 2021, upon loss of control of a subsidiary in the amount of USD 11,502 thousand.

Cash flows:

The Company together with its subsidiaries has approximately USD 22 million in cash and cash equivalents as of June 30, 2022.

Net cash used in operating activities was USD 1.9 million for the six months ended June 30, 2022, compared to net cash used in operating activities of approximately USD 2.2 million for the six months ended June 30, 2021.

Net cash used in investing activities was approximately USD 0.8 million for the six months ended June 30, 2022, and primarily from payments for acquisitions of associates and financial assets of USD 4.1 million offset by a positive cash of USD 2.7 million derived from consolidation of Gix Internet and USD 0.4 million from sale of financial assets.

Net cash used in investing activities was approximately USD 8.1 million for the six months ended June 30, 2021 and primarily of payment for purchase of intangible assets of approximately USD 4.7 million, the deconsolidation of ScoutCam Inc worth USD 3.3 million and investments in Elbit imaging, Maris Ltd., Revoltz Ltd.,Polyrizon and ScoutCam warrants totaling USD 1.9 million offset primarily by sales of securities of Automax USD 1.8 million and consolidation of Jeff Brands Ltd. of USD 0.3 million.

Net cash generated from financing activities was approximately USD 0.6 million for the six months ended June 30, 2022 and consisted primarily of increase in short term bank loans.

Net cash generated from financing activities was approximately USD 17.6 million for the six months ended June 30, 2021 and consisted primarily of proceeds from issuance of shares and warrants of the Company, net of issuances costs of USD 17.3 million.